02 / 82-1711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

03007210

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to

The Australian Stock Exchange.

SUPPL

With Compliments Fosters Brewing

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

19 February 2003

ASX ANNOUNCEMENT

Foster's Group Limited (Foster's) today announced that Mr James King, Senior Vice President Strategy and Business Development has resigned from the Company to pursue other interests.

Mr King joined Foster's in 1997 as Managing Director for Foster's Asia and was subsequently appointed as Managing Director of Carlton and United Breweries (CUB) in 2000 and to his most recent role in late 2002.

Foster's President and Chief Executive Officer, Mr Ted Kunkel, thanked Mr King for his considerable contribution over six years with the Company and wished him every success for his future endeavours. Mr King will leave Foster's on 28 February, 2003.

A search has now commenced to fill the position of Senior Vice President Strategy and Business Development, reporting to the CEO.

Ends.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/02/2003

TIME: 08:51:59

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Senior Vice President Strategy & Business Devt resigns

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